Exhibit (a)(1)(F)

ICN Fund I, Commences Tender Offer for the Common Shares of Tengasco, Inc.

HOUSTON, TX / ACCESSWIRE / June 26, 2015 / Today ICN Fund I, LLC ("ICN") announces that it has filed a Tender Offer for the common shares of Tengasco, Inc. (NYSE MKT: TGC). The Tender Offer is to acquire up to One Hundred Percent (100%) of Tengasco's outstanding common stock for cash. The cash only offer by ICN is set for $0.2736 per share and is subject to other customary closing conditions.

"We feel the best way to capture appropriate shareholder value is in the private setting." Says Rodney Giles, Chief Executive Officer and managing member of ICN Fund I, LLC.

ICN is 13-D filer for Tengasco and currently owns Five and one tenth percent (5.1%) of TGC's outstanding common stock.

TGC has been operating with an interim CEO for almost two (2) years and has not announced an active search for a permanent CEO.

"We hope each shareholder will take a look at the current market conditions and make an appropriate decision to tender their stock to ICN," says Giles.

About ICN Fund I LLC

ICN Fund I LLC is a Houston based asset holding company, which targets and identifies companies, with which its partners can bring various skills and resources to enhance, grow and capture shareholder value in an active setting.

Forward-Looking Statement

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding our expected future financial position, results of operations, cash flows, financing plans, business strategy, products and services, competitive positions, growth opportunities, plans and objectives of management for future operations, as well as statements that include words such as "anticipate," "if," "believe," "plan," "estimate," "expect," "intend," "may," "could," "should," "will," and other similar expressions are forward-looking statements. All forward-looking statements involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements, as described in our reports filed with the Securities and Exchange Commission which are available for review at www.sec.gov , to differ materially from anticipated results, performance, or achievements. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of offers to buy shares of Tengasco, Inc. common stock will only be made pursuant to the Offer to Purchase, dated June 25, 2015 (as may be amended or supplemented), the related Letter of Transmittal and other related documents that Tengasco, Inc. is sending to its shareholders. Shareholders of the Company are urged to read the relevant tender offer documents because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. Those materials are being distributed by the Company to the Company's shareholders at no expense to them.

You may read and copy any reports, statements or other information filed by the Company at the SEC public reference room at 100F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800)SEC-0330 for further information on the public reference room. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

CONTACT:

Rodney Giles
281-782-5332
rodney.giles@gmail.com